Exhibit No. 20


                   WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                               ANNOUNCES TRANSITION

         ROSEMONT, Ill. -- July 8, 1999 -- (NASDAQ:WCLX): Wisconsin Central Transportation Corporation announced today that Edward A. Burkhardt, 60, its Chairman, President and CEO, has resigned his director and officer positions with the Company and its Affiliates, effective as of August 31 to establish an independent railway investment and consulting firm operating internationally. Mr. Burkhardt was one of the Company's founders, and has served as its President and CEO for the past 12 years. During his tenure, the Company grew from a start-up regional railroad in the upper Midwest to a global transportation holding company with interests in the UK, Canada, New Zealand and Australia.

Thomas F. Power, Jr., 58, will succeed Mr. Burkhardt as the Company's President and CEO. Mr. Power is a 31-year veteran of the transportation industry. Mr. Power was also one of the founders of the Company and has served as its Executive Vice President and Chief Financial Officer for the past 12 years. Mr. Power is a member of the Board of Directors of English Welsh & Scottish Railway Holdings Limited, Tranz Rail Holdings Limited, and Australian Transport Network Limited. Mr. Power began his railroad career at the New York Central Railroad, and served as Chief Financial Officer and later Chief Executive Officer at the Chicago, Milwaukee, St. Paul and Pacific Railroad before founding the Company with Mr. Burkhardt.

Mr. Power said, "Ed Burkhardt has built a strong foundation for WCTC, both domestically and internationally. It is my plan to build on this foundation to deliver greater shareholder value in the months and years ahead."

Wisconsin Central also announced that J. Reilly McCarren will be promoted to President and Chief Executive Officer of all the Company's North American
operating subsidiaries, succeeding Mr. Burkhardt in those roles. Mr. McCarren said that, "We intend to continue the Company's long-standing policy of providing superior customer service and competing vigorously in the transportation markets we serve."


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Shares of Wisconsin  Central  Transportation  Corporation are publicly traded on the Nasdaq National Market System under the symbol WCLX. WCTC's principal subsidiaries, Wisconsin Central Ltd., Fox Valley & Western Ltd., Algoma Central Railway Inc. and Sault Ste. Marie Bridge Company, operate approximately 2,900 route miles of railway serving Wisconsin, Illinois, Minnesota, Michigan's Upper Peninsula, and Ontario, Canada. WCTC holds a 39 percent equity interest in English Welsh & Scottish Railway Holdings Limited, which operates most of the freight railroad services in Great Britain. WCTC also holds a 24 percent equity interest in Tranz Rail Holdings Limited, which operates 2,400 route miles of railway nationwide in New Zealand. WCTC also holds a 33 percent equity interest in Australian Transport Network Limited, which operates 450 route miles of railway statewide in Tasmania, Australia. For more information, see Wisconsin Central's home page: www.wclx.com.

                  CONTACT:          Ann G. Thoma
                                    (847) 318 4588